# Profit and Loss

January - August, 2022

|  | Total |
|---|---:|
| **INCOME** | |
| Food Sales | 164,611.33 |
| Sales of Product Income | 39.00 |
| Services | 20,252.79 |
| **Total Income** | **184,903.12** |
| **COST OF GOODS SOLD** | |
| Cost of Goods Sold | 42,197.22 |
| Food Purchases | 16,419.08 |
| Merchant Account Fees | 1,895.65 |
| **Total Cost of Goods Sold** | **60,511.95** |
| **GROSS PROFIT** | **124,391.17** |
| **EXPENSES** | |
| Advertising | 7,294.74 |
|   Other | 1,768.55 |
|   Print | 517.64 |
|   **Total Advertising** | **9,580.93** |
| commissions | 557.00 |
| Dues and subscriptions | 145.79 |
| education and training | 99.44 |
| equipment rentals | 532.94 |
| Event Expense | 1,996.12 |
| Legal and professional fees | 2,450.00 |
| Licenses and Permits | 85.00 |
| Meals & Entertainment | 835.07 |
| Misc. Expense | |
|   Bank Service Charges | 29.14 |
|   Interest Expense | 663.51 |
|   **Total Misc. Expense** | **692.65** |
| Professional Services | 350.00 |
| QuickBooks Payments Fees | 408.11 |
| Rent | 5,800.00 |
| Repairs and Maintenance | 460.73 |
| Salaries | 116,800.29 |
|   Contract | 27,086.82 |
|   **Total Salaries** | **143,887.11** |
| Software Expense | 2,405.35 |
| Supplies | 227.14 |
|   Disposable | 5,817.74 |
|   Office | 401.38 |
|   **Total Supplies** | **6,446.26** |
| Taxes | 1,018.00 |
|   State | 1,304.00 |

|  | Total |
|---|---:|
| **Total Taxes** | **2,322.00** |
| Telephone | 2,133.72 |
| Travel | 608.19 |
| Truck Expense | |
|     Fuel | 7,460.37 |
|     Insurance | 955.50 |
|     Miscellaneous | 10.89 |
|     Parking | 26.25 |
|     Repairs & Maintenance | 719.00 |
| **Total Truck Expense** | **9,172.01** |
| Uncategorized Expense | 18.87 |
| **Total Expenses** | **190,987.29** |
| NET OPERATING INCOME | -66,596.12 |
| NET INCOME | $ -66,596.12 |

# Balance Sheet

As of August 31, 2022

|  | Total |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Chase -8991 | 8,498.91 |
| petty cash | 100.00 |
| **Total Bank Accounts** | **8,598.91** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 200.00 |
| **Total Accounts Receivable** | **200.00** |
| Other Current Assets | |
| Uncategorized Asset | 550.00 |
| **Total Other Current Assets** | **550.00** |
| **Total Current Assets** | **9,348.91** |
| Fixed Assets | |
| Accumulated Depreciation | -10,000.00 |
| EQUIPMENT - MULTIPURPOSE FILLING AND FORMING MACHINE | 80,699.00 |
| Kitchen Equipment | 4,552.00 |
| Truck | 25,000.00 |
| **Total Fixed Assets** | **100,251.00** |
| **TOTAL ASSETS** | **$109,599.91** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Chase CC -7757 | 9,415.17 |
| Costco Citi 3656 | 6,097.93 |
| **Total Credit Cards** | **15,513.10** |
| Other Current Liabilities | |
| AZDOR Payable | 560.18 |
| Long Term Liabilities | |
| Loan - Subash Yadav (Manager) | 6,246.19 |
| **Total Long Term Liabilities** | **6,246.19** |
| Short Term Liabilities | |
| Loan - Ranjith Renukunta | 734.10 |
| **Total Short Term Liabilities** | **734.10** |
| **Total Other Current Liabilities** | **7,540.47** |
| **Total Current Liabilities** | **23,053.57** |
| Long-Term Liabilities | |
| equipment loan | 79,071.92 |
| **Total Long-Term Liabilities** | **79,071.92** |
| **Total Liabilities** | **102,125.49** |

|  | Total |
|---|---:|
| **Equity** | |
| Equity | |
| Subash Yadav (100%) | 25,100.00 |
| **Total Equity** | **25,100.00** |
| Members Equity | 47,450.24 |
| Opening Balance Equity | 1,520.30 |
| Net Income | -66,596.12 |
| **Total Equity** | **7,474.42** |
| **TOTAL LIABILITIES AND EQUITY** | **$109,599.91** |

# MR. MOMO

## Statement of Cash Flows
### January - August, 2022

| | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -66,596.12 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | -200.00 |
| Due from C & S Food & Catering | 37,581.89 |
| Uncategorized Asset | -550.00 |
| Chase CC -7757 | 9,415.17 |
| Citi CC -3750 (deleted) | -848.69 |
| Citi CC -3750 (deleted):Amir Maleki (deleted) | -671.61 |
| Costco Citi 3656 | 5,287.20 |
| AZDOR Payable | 560.18 |
| Long Term Liabilities:Loan - Subash Yadav (Manager) | -18,721.70 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **31,852.44** |
| **Net cash provided by operating activities** | **$ -34,743.68** |
| **INVESTING ACTIVITIES** | |
| EQUIPMENT - MULTIPURPOSE FILLING AND FORMING MACHINE | -80,699.00 |
| Kitchen Equipment | -1,858.08 |
| **Net cash provided by investing activities** | **$ -82,557.08** |
| **FINANCING ACTIVITIES** | |
| equipment loan | 79,071.92 |
| Opening Balance Equity | 1,520.30 |
| **Net cash provided by financing activities** | **$80,592.22** |
| NET CASH INCREASE FOR PERIOD | **$ -36,708.54** |
| Cash at beginning of period | 45,307.45 |
| CASH AT END OF PERIOD | **$8,598.91** |